# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X700
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 10/22/2026
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., FL. 2, Willow House, Cricket Square PO B, Grand Cayman, Cayman Islands (E9), KY1-1107, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,565,080; sole dispositive power 0; shared dispositive power 1,565,080; aggregate amount beneficially owned 1,565,080 (16.8% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Schedule 13D (the "Schedule 13D") is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the Issuer's (i) 1-for-10 reverse stock split of its outstanding shares of Common Stock effected on July 20, 2026 (the "July Reverse Split") and (ii) the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on September 28, 2026 (the "September Reverse Split").
- Manoira Corporation: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,347,619; sole dispositive power 0; shared dispositive power 1,347,619; aggregate amount beneficially owned 1,347,619 (14.5% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the July Reverse Split and the September Reverse Split.
- Andrew Regan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF), other (OO); sole voting power 499,618; shared voting power 1,565,080; sole dispositive power 499,618; shared dispositive power 1,565,080; aggregate amount beneficially owned 2,064,698 (22.1% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the July Reverse Split and the September Reverse Split.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CDT Equity Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D"), originally filed by the reporting persons named therein with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 19, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D, filed by such reporting persons with the Commission on July 31, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 22, 2025 ("Amendment No. 3"), as amended by Amendment No. 4 to the Original Schedule 13D, filed by such reporting persons with the Commission on December 22, 2025 ("Amendment No. 4"), as amended by Amendment No. 5 to the Original Schedule 13D, filed by such reporting persons with the Commission on May 14, 2026 ("Amendment No. 5") as amended by Amendment No. 6 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 2, 2026 ("Amendment No. 6" and, together with the Original Schedule 13D, the "Schedule 13D"). Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 7.

## Item 2. Identity and Background
Name of person filing:
"Item 2. Identity and Background." of the Schedule 13D is being amended and restated by this Amendment No. 2 as follows:

This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons")

(i) Corvus Capital Ltd., a Cayman Islands exempted company ("Corvus"); (ii) Manoira Corporation, a Delaware corporation ("Manoira"); and (iii) Dr. Andrew Regan, a British citizen. Corvus is the owner of 87.0% of the equity interests of Manoira. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus.
Residence or business address: The principal business office address of each of Corvus and Dr. Regan is Willow House, Cricket Square, Cayman Islands, Grand Cayman, KY1-1107. The principal business office address of Manoira is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.
Present principal occupation or employment:
The following individuals are officers or directors of Corvus: Dr. Andrew Regan, Chief Executive Officer and Director.

The following individuals are officers or directors of Manoira: Anton Connolly, Chief Operating Officer and Director.

Dr. Regan's principal occupation is acting as the Chief Executive Officer of Corvus Capital, an investment vehicle, and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any executive officer or director of Corvus or Manoira has been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any executive officer or director of Corvus or Manoira has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended by this Amendment No. 7 to add the following:

On October 22, 2026, Manoira entered into an Evaluation Agreement with the Issuer (the "Evaluation Agreement"), pursuant to which Manoira will evaluate certain clinical stage compounds of the Issuer for animal health applications. Pursuant to the Evaluation Agreement, the Issuer agreed to pay Manoira a one time fee of $195,000. On October 22, 2026, the Issuer issued to Manoira 1,347,616 shares of Common Stock in full satisfaction of the fee due to Manoira, at a price of $0.1447 per share.

On August 31, 2026, in connection with his resignation as Chief Executive Officer and a director of the Issuer effective as of that date, Dr. Regan became eligible to receive $300,000 in severance payments. On October 23, 2026, at the Issuer's request, $65,000 of the remaining severance payment was converted into shares of Common Stock, at a conversion price of $0.1301 per share, and Dr. Regan received 499,616 shares of Common Stock upon such conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is hereby amended and restated by this Amendment No. 7 as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes.

Except as otherwise described herein, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of the Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto. The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons' liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 7 as follows: The percentage ownership of shares of Common Stock set forth in this Amendment No. 7 is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer on October 26, 2026. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the July Reverse Split and the September Reverse Split. Corvus beneficially owns 1,565,080 shares of Common Stock, including 217,461 shares of Common Stock owned directly by Corvus and 1,347,619 shares of Common Stock owned directly by Manoira, of which Corvus owns 87% of its outstanding equity interests, which represented approximately 16.8% of the issued and outstanding shares of Common Stock as of October 23, 2026. Manoira directly holds 1,347,619 shares of Common Stock, which represented approximately 22.1% of the issued and outstanding shares of Common Stock as of October 23, 2026. Dr. Regan beneficially owns 2,064,698 shares of Common Stock, including 499,618 shares of Common Stock held directly by Dr. Regan, 217,461 shares of Common Stock held directly by Corvus and 1,347,619 shares of Common Stock held directly by Manoira, which represents approximately 22.1% of the issued and outstanding shares of Common Stock as of October 23, 2026. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus, which is owns 87.0% of Manoira's outstanding equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus and Manoira and Corvus may be deemed to beneficially own the shares of Common Stock held of record by Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows: Corvus: (A) Sole power to vote or to direct the vote: 0 (B) Shared power to vote or to direct the vote: 1,565,080 (C) Sole power to dispose or to direct the disposition of: 0 (D) Shared power to dispose or to direct the disposition of: 1,565,080 Manoira: (A) Sole power to vote or to direct the vote: 0 (B) Shared power to vote or to direct the vote: 1,347,619 (C) Sole power to dispose or to direct the disposition of: 0 (D) Shared power to dispose or to direct the disposition of: 1,347,619 Dr. Regan: (A) Sole power to vote or to direct the vote: 499,618 (B) Shared power to vote or to direct the vote: 1,565,080 (C) Sole power to dispose or to direct the disposition of: 499,618 (D) Shared power to dispose or to direct the disposition of: 1,565,080.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Amendment No. 7, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 7.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 7.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is being amended by this Amendment No. 7 to add the following: The information set forth in Item 3 respect to the Evaluation Agreement and Dr. Regan's receipt of shares of Common Stock in exchange for the remaining portion of his severance payment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 7 to add the following: 17. Evaluation Agreement by and between the Issuer and Manoira, dated October 22, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 27, 2026).

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (10/27/2026)
- Manoira Corporation: /s/ Anton Connolly, Anton Connolly/Chief Operating Officer and Director (10/27/2026)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (10/27/2026)